                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NALCO HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62985Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Chinh Chu
                            c/o The Blackstone Group
                       345 Park Avenue, New York, NY 10154
                                 (212) 583-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                           Edward P. Tolley III, Esq.
                         Simpson Thacher & Bartlett LLP
                               425 Lexington Ave.
                            New York, New York 10017

                                November 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

                                       1

CUSIP NO. 62985Q 10 1
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Blackstone Management Associates IV L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  _
                                                                        (b)  X
                                                                             -
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY               32,176,443 shares (See Items 4 and 5)
  OWNED BY
    EACH
  REPORTING
PERSON WITH        -------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           None
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           32,176,443 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,176,443 shares (See Items 4 and 5)

--------------------------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          (X)
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.7%

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       OO
--------------------------------------------------------------------------------

                                       2

CUSIP NO. 62985Q 10 1
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Blackstone Capital Partners IV L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  _
                                                                        (b)  X
                                                                             -
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY               31,039,472 shares (See Items 4 and 5)
  OWNED BY
    EACH
  REPORTING
PERSON WITH        -------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           None
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           31,039,472 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    31,039,472 shares (See Items 4 and 5)

--------------------------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          (X)
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.9%

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       PN
--------------------------------------------------------------------------------

                                       3

CUSIP NO. 62985Q 10 1
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Blackstone Capital Partners IV-A L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  _
                                                                        (b)  X
                                                                             -
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY               493,442 shares (See Items 4 and 5)
  OWNED BY
    EACH
  REPORTING
PERSON WITH        -------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           None
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           493,442 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    493,442 shares (See Items 4 and 5)

--------------------------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          (X)
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.3%

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       PN
--------------------------------------------------------------------------------

                                       4

CUSIP NO. 62985Q 10 1
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Family Investment Partnership IV-A L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  _
                                                                        (b)  X
                                                                             -
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY               643,529 shares (See Items 4 and 5)
  OWNED BY
    EACH
  REPORTING
PERSON WITH        -------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           None
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           643,529 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    643,529 shares (See Items 4 and 5)

--------------------------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          (X)
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       PN
--------------------------------------------------------------------------------

                                       5

CUSIP NO. 62985Q 10 1
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter G. Peterson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  _
                                                                        (b)  X
                                                                             -
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY               32,176,443 shares (See Items 4 and 5)
  OWNED BY
    EACH
  REPORTING
PERSON WITH        -------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           None
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           32,176,443 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,176,443 shares (See Items 4 and 5)

--------------------------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          (X)
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.7%

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       IN
--------------------------------------------------------------------------------

                                       6

CUSIP NO. 62985Q 10 1
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephen A. Schwarzman
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  _
                                                                        (b)  X
                                                                             -
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY               32,176,443 shares (See Items 4 and 5)
  OWNED BY
    EACH
  REPORTING
PERSON WITH        -------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           None
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           32,176,443 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,176,443 shares (See Items 4 and 5)

--------------------------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          (X)
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.7%

--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       IN
--------------------------------------------------------------------------------

                                       7

     Responses to each item of this Statement on Schedule 13D (the "Schedule
13D") are incorporated by reference into the response to each other item, as applicable.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Nalco Holding Company, a Delaware corporation
(the "Issuer"). The principal executive offices of the Issuer are located at
1601 West Diehl Road, Naperville, Illinois 60563.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed jointly by Blackstone Management
Associates IV L.L.C., a Delaware limited liability company ("BMA"), Blackstone
Capital Partners IV L.P., a Delaware limited partnership ("BCP IV"), Blackstone
Capital Partners IV-A L.P., a Delaware limited partnership ("BCP IV-A"),
Blackstone Family Investment Partnership IV-A L.P., a Delaware limited partnership ("BFIP IV" and, together with BCP IV and BCP IV-A, the "Blackstone
Funds"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

     The principal business of the Blackstone Funds is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA consists of performing the functions of, and serving as, the general partner of the Blackstone Funds. The principal business address of each of the Blackstone
Funds and BMA is 345 Park Avenue, New York, New York 10154.

     Messrs. Peterson and Schwarzman are the founding members (the "Founding
Members") of and control BMA. Each of the Founding Members is a United States citizen. The principal occupation of each of the Founding Members is serving as a principal executive officer and director of BMA and the Blackstone Funds. The business address of the Founding Members is 345 Park Avenue, New York, New York
10154.

     During the last five years, none of the Reporting Persons has been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In November 2003, the Blackstone Funds, along with funds controlled by affiliates of Apollo Management, L.P. ("Apollo") and funds controlled by affiliates of the Goldman Sachs Group, Inc. ("Goldman" and, together with the
Blackstone Funds and Apollo, the "Sponsors"), acquired membership interests in
Nalco Investment Holdings LLC in exchange for cash contributions of $369.1 million, $369.1 million and $253.7 million, respectively, which, together with borrowings under a new credit facility and proceeds from an offering of senior notes and senior subordinated notes, were used to acquire Nalco Company, now a subsidiary of the Issuer. Following this acquisition, the Sponsors engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in Nalco Investment Holdings LLC for membership interests in Nalco LLC.

     The Blackstone Funds cash contribution of $369.1 million was funded by capital contributions from their investors.

     On June 1, 2004, the Issuer was formed as a Delaware entity. On June 16,
2004, 100 shares of Common Stock were issued to Nalco LLC, as the sole stockholder of the Issuer, at par value. Nalco LLC is currently the record owner of 90,552,258 shares of Common Stock, or approximately 63.9% of the issued and outstanding Common Stock.

                                       8

ITEM 4.   PURPOSE OF TRANSACTION

     In connection with the Issuer's initial public offering, which closed on
November 16, 2004, the Issuer sold an aggregate of 51,111,111 shares of Common
Stock to a syndicate of underwriters in a firm commitment underwritten offering, including 6,666,667 shares sold to the underwriters upon the exercise of the underwriters' over-allotment option, for aggregate net proceeds of approximately
$724.5 million. The Issuer used approximately $544.6 million of the net proceeds of the initial public offering to pay a cash dividend to Nalco LLC and issued a stock dividend of 90,552,158 shares of Common Stock to Nalco LLC. All of the shares offered and sold in the offering were primary shares issued and sold by the Issuer.

     As of the date hereof, the Blackstone Funds own an aggregate of approximately 36% of the outstanding membership interests in Nalco LLC. The balance of the membership interests in Nalco LLC are held by Apollo, Goldman and certain members of management of the Issuer. Because voting and dispositive decisions of Nalco LLC with respect to the Common Stock require the approval of at least two of the Sponsors, the Blackstone Funds disclaim beneficial ownership of the Issuer's securities held by Nalco LLC. Nonetheless, the Blackstone Funds,
BMA and the Founding Members are voluntarily reporting an indirect beneficial interest in the Common Stock, as reflected herein.

     All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

     Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the
Instructions to Schedule 13D, except that under the terms of the Stockholders
Agreement, the terms of which are more fully described in Item 6, Nalco LLC and the Sponsors have agreed to increase the size of the board of directors of the
Issuer as necessary in order to comply with Rule 10A-3 of the Securities
Exchange Act of 1934, as amended, and the rules of the New York Stock Exchange.
However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The shares of Common Stock shown as beneficially owned by the Blackstone
Funds reflect the Blackstone Funds' percentage interest in the 90,552,258 shares of Common Stock held of record by Nalco LLC, based on the Blackstone Funds'
combined percentage economic interest in Nalco LLC, and excludes the balance of such shares which represent the other Sponsors' and management members'
percentage interest in Nalco LLC. The shares of Common Stock shown as beneficially owned by BMA and the Founding Members include the shares of Common
Stock shown as beneficially owned by the Blackstone Funds. As described in Item
4, because voting and dispositive decisions of Nalco LLC with respect to the
Common Stock require the approval of at least two of the Sponsors, the
Blackstone Funds, BMA and the Founding Members each disclaim beneficial ownership of the Common Stock reported as beneficially owned by Nalco LLC or any of the other Sponsors, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

     (a) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 141,663,369 issued and outstanding shares of Common Stock, as reported by the Issuer on November 19,
2004.

     (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

     (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

                                       9

     (d) In accordance with the terms of the Nalco LLC Limited Liability Company
Operating Agreement and, if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in
Nalco LLC.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

Nalco LLC Limited Liability Company Operating Agreement

     Pursuant to the Nalco LLC Limited Liability Company Operating Agreement
(the "LLC Agreement"), the Sponsors have the ability to influence the management policies and control of the Issuer. The LLC Agreement (1) provides for the governance of certain of Nalco LLC's subsidiaries, including the Issuer, (2)
provides specific rights to the holders of Nalco LLC's limited liability company interests with respect to those interests, such as tag-along and drag-along rights and (3) provides specific rights with respect to certain sales of capital stock of certain of Nalco LLC's subsidiaries, including the Issuer, such as transfer restrictions and registration rights.

     All significant decisions involving Nalco LLC and any voting or other rights to be exercised in respect of its direct or indirect subsidiaries require the approval of the board of directors of Nalco LLC or the Sponsor members of
Nalco LLC, including the approval of directors appointed by at least two of the three Sponsors (or two of the three Sponsors as members). The board of directors of Nalco LLC currently consists of eight members, including two directors designated by each of the Sponsors. If either Blackstone or Apollo sells more than two-thirds of its current equity stake in Nalco LLC or if Goldman sells more than 51.5% of its current equity stake in Nalco LLC, that Sponsor will lose one of its two director designation rights. If either Blackstone or Apollo sells more than 90% of its current equity stake in Nalco LLC or if Goldman sells more than 85.5% of its current equity stake in Nalco LLC, that Sponsor will lose its remaining director designation right but will retain appropriate information rights and the right to designate an observer to attend Nalco LLC board meetings. If one Sponsor has the right to appoint only one director to the Nalco
LLC board but the other two Sponsors continue to have the right to appoint two directors, then all Nalco LLC board decisions will require the approval of the designees of the two Sponsors that are still entitled to appoint two directors.
If at least two of the Sponsors no longer have the right to appoint two directors to the Nalco LLC board, then the rule requiring approval of board designees of at least two of the Sponsors will no longer be operative. Actions by members of Nalco LLC will similarly require approval of two of the three
Sponsors in those circumstances in which the relative equity ownership of Nalco
LLC would require that actions be taken by director appointees of two of the three Sponsors.

     References to, and descriptions of, the LLC Agreement as set forth in this
Item 6 are qualified in their entirety by reference to the Nalco LLC Limited
Liability Company Operating Agreement filed as Exhibit 10.25 to the Issuer's
Registration Statement on Form S-1, filed with the United States Securities and
Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), on August 26, 2004, which is incorporated as an exhibit to this Schedule 13D.

Registration Rights Agreement

     On November 16, 2004, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Nalco LLC and its members, including the Blackstone Funds. Under the Registration Rights Agreement, Nalco
LLC or the Sponsors, as members of Nalco LLC, have the right to request that the
Issuer register the sale of shares of Common Stock held by Nalco LLC, including shares issuable upon exercise of the warrant held by Nalco LLC, and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition,
Nalco LLC or the Sponsors have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the members of Nalco LLC or initiated by the Issuer.

     References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the
Registration Rights Agreement filed as Exhibit 10.1 to the Issuer's Report on
Form

                                       10

8-K, filed with the Commission under the Securities Act on November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Stockholders Agreement

     The Issuer, Nalco LLC and certain members of Nalco LLC controlled by the
Sponsors entered into a stockholders agreement (the "Stockholders Agreement") on
November 16, 2004. The Stockholders Agreement provides that the Issuer's board of directors will initially consist of eight members, which, subject to the provisions described below, may be increased to not more than ten members. Nalco
LLC is entitled to designate a nominee for election to each available seat on the board of directors; provided that the eighth, ninth and tenth such nominees, who will be nominated by the board of directors, shall qualify as independent directors under the rules of the New York Stock Exchange, on which the shares of the Common Stock are traded. The board of directors may be further expanded in accordance with applicable law or New York Stock Exchange rules. The
Stockholders Agreement provides that six of Nalco LLC's nominees to the board of directors (other than independent directors) will be split evenly among the
Sponsors (subject to adjustment based on their holdings in Nalco LLC) with the seventh to be nominated by agreement of the Sponsors. Nalco LLC and the Sponsors have agreed to vote any shares of Common Stock held by them to elect Nalco LLC's director nominees to the Issuer's board of directors, and to approve increases to the size of the Issuer's board of directors as necessary to comply with the rules of the New York Stock Exchange and applicable law.

     If the Issuer is required by New York Stock Exchange regulations to have a majority of independent directors on its Board, upon the occurrence of any transaction whereby Nalco LLC ceases to own more than 50% of the outstanding
Common Stock, Nalco LLC will cause three directors nominated by Nalco LLC (other than independent directors) to resign from the board of directors. The board of directors will simultaneously be reduced or increased, as the case may be, in size to nine directors. The vacancies thus created will be filled by independent directors appointed by the nominating and corporate governance committee of the board of directors. Following such a transaction, for so long as Nalco LLC continues to hold more than 35% of the outstanding Common Stock it shall retain the right to designate four nominees for election to the Issuer's board of directors, subject to compliance with the New York Stock Exchange regulations, three of which shall be allocated evenly among the Sponsors with the fourth, which may be the Issuer's Chief Executive Officer, to be nominated by agreement of the Sponsors. If Nalco LLC continues to hold (1) less than 35% but at least
25% of the outstanding Common Stock, it will retain the right to designate three director nominees; (2) less than 25% but at least 15% of the outstanding Common
Stock, it will retain the right to designate two director nominees; and (3) less than 15% but at least 10% of the outstanding Common Stock, it will retain the right to designate one director nominee, and in each case, Nalco LLC will cause such number of directors nominated by Nalco LLC to resign as would be necessary to make the number of remaining directors correspond with Nalco LLC's designation rights unless the Issuer's Board decides that any such directors should continue to serve on the Issuer's Board. Once Nalco LLC holds less than
10% of the outstanding Common Stock, it shall have no right to designate directors. Pursuant to the Stockholders Agreement, any Sponsor that does not have the right, through Nalco LLC, to nominate a director to the board of directors, shall have the right to nominate a non-voting observer to attend board meetings.

     To the extent permitted by applicable law, each Sponsor will have the right to include at least one director specified by such Sponsor on each of the
Issuer's Board committees. If a director specified by a Sponsor is not eligible to be a member of a Board committee, such Sponsor will have the right, to the extent permitted by applicable law, to nominate an observer to attend meetings of such committee.

     References to, and descriptions of, the Stockholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Stockholders
Agreement filed as Exhibit 10.3 to the Issuer's Report on Form 8-K, filed with the Commission under the Securities Act on November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Lock-Up Agreements

     In connection with the consummation of the Issuer's initial public offering, on November 10, 2004, each of the Reporting Persons entered into a lock-up agreement (the "Lock-Up Agreements") with the underwriters whereby such person agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of
Common Stock during the period that is 180 days from November 10, 2004, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co., with certain exceptions.

                                       11

     References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up
Agreement filed as Annex III(a) of Exhibit 1.1 to the Issuer's Registration
Statement on Form S-1, filed with the Commission under the Securities Act on
October 25, 2004, which is incorporated as an exhibit to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Exhibit           Title
-------           -----

1.                Joint Filing Agreement, dated November 24, 2004, among the
                  Reporting Persons relating to the filing of a joint statement on Schedule 13D.

2.                Nalco LLC Limited Liability Company Operating Agreement, dated
                  May 17, 2004 (incorporated herein by reference to Exhibit
                  10.25 to the Nalco Holding Company Registration Statement on
                  Form S-1 filed with the Securities and Exchange Commission on
                  August 26, 2004 (file number 333-118583)).

3.                Stockholders Agreement, dated November 16, 2004, among Nalco
                  Holding Company, Nalco LLC and the other parties named therein
                  (incorporated herein by reference to Exhibit 10.3 to the Nalco
                  Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number
                  001-32342)).

4.                Registration Rights Agreement, dated November 16, 2004, among
                  Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Nalco Holding Company Report on Form 8-K filed with the
                  Securities and Exchange Commission on November 18, 2004 (file number 001-32342)).

5.                Form of Lock-Up Agreement among Nalco Holding Company, Nalco
                  LLC and the other parties named therein (incorporated herein by reference to Annex III(a) of Exhibit 1.1 to the Nalco
                  Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 25, 2004
                  (file number 333-118583)).

                                       12

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 24, 2004
                           BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

                           By: /s/ Chinh Chu
                               -------------------------------------------------
                               Name: Chinh Chu
                               Title: Member

                           BLACKSTONE CAPITAL PARTNERS IV L.P.

                           By: Blackstone Management Associates IV L.L.C., its
                               General Partner

                               By: /s/ Chinh Chu
                                   ---------------------------------------------
                                   Name: Chinh Chu
                                   Title: Member

                           BLACKSTONE CAPITAL PARTNERS IV-A L.P.

                           By: Blackstone Management Associates IV L.L.C., its
                               General Partner

                               By: /s/ Chinh Chu
                                   ---------------------------------------------
                                   Name: Chinh Chu
                                   Title: Member

                           BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

                           By: Blackstone Management Associates IV L.L.C., its
                               General Partner

                               By: /s/ Chinh Chu
                                   ---------------------------------------------
                                   Name: Chinh Chu
                                   Title: Member

                                       13

                           /s/ Peter G. Peterson
                           -----------------------------------
                           PETER G. PETERSON

                           /s/ Stephen A. Schwarzman
                           --------------------------
                           STEPHEN A. SCHWARZMAN

                                       14

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule
13D referred to below) on behalf of each of them of a Statement on Schedule 13D
(including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Nalco Holding Company, a Delaware corporation, and that this
Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of
November 24, 2004.

                               BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

                               By: /s/ Chinh Chu
                                   ---------------------------------------------
                                   Name: Chinh Chu
                                   Title: Member

                               BLACKSTONE CAPITAL PARTNERS IV L.P.

                               By: Blackstone Management Associates IV L.L.C.,
                                   its General Partner

                                   By:  /s/ Chinh Chu
                                        ----------------------------------------
                                        Name: Chinh Chu
                                        Title: Member

                               BLACKSTONE CAPITAL PARTNERS IV-A L.P.

                               By: Blackstone Management Associates IV L.L.C.,
                                   its General Partner

                                   By:  /s/ Chinh Chu
                                        ----------------------------------------
                                        Name: Chinh Chu
                                        Title: Member

                              BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

                              By: Blackstone Management Associates IV L.L.C.,
                                  its General Partner

                                  By:  /s/ Chinh Chu
                                       ----------------------------------------
                                       Name: Chinh Chu
                                       Title: Member

                              /s/ Peter G. Peterson
                              -----------------------------------
                              PETER G. PETERSON

                              /s/ Stephen A. Schwarzman
                              --------------------------
                              STEPHEN A. SCHWARZMAN